Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund June 2014 Update
July 18, 2014

Supplement dated July 18, 2014 to Prospectus dated May 08, 2014
Class	June ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	0.6%	-4.9%	$15.8M	$1,112.71
B	0.5%	-5.2%	$167.0M	$928.96
Legacy 1	0.7%	-3.8%	$2.8M	$827.69
Legacy 2	0.7%	-4.0%	$1.6M	$814.26
Global 1	0.8%	-3.7%	$5.4M	$804.62
Global 2	0.7%	-3.8%	$8.2M	$792.29
Global 3	0.6%	-4.6%	$125.3M	$721.23
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The British pound strengthened against counterparts after the U.K. government reported bullish economic data and in anticipation the Bank of England would soon announce an interest rate hike.  The New Zealand dollar also moved higher, propelled by strong economic data from the region and by increased demand for higher-yielding assets.  The U.S. dollar weakened sharply in anticipation the U.S. Federal Reserve will delay raising interest rates longer than was previously expected.

Energy:  Crude oil markets rallied nearly 3% because of supply concerns related to the escalating violence in Iraq.  Natural gas markets fell to a 5-week low, pressured by increased supplies in the U.S. and cool temperatures on the East Coast.

Equities:  Global equity markets were mixed.  U.S. markets posted strong rallies while Eurozone markets finished lower due to disappointing retail sales data and uncertainty surrounding the region’s economic outlook.  In Asia, the Japanese Nikkei 225 Index rose to 5-month highs, fueled by speculation the Bank of Japan will augment monetary expansion to stimulate growth.

Fixed Income:  U.S. Treasury markets generally finished lower due to weak demand during a recent Treasury auction and on decreased demand for safe-haven assets amidst the U.S. equity market rally.  German Bund prices rallied following weak economic data from the Eurozone.

Grains/Foods:  The U.S. grains markets experienced a sector-wide selloff as favorable weather conditions and reports from the U.S. Department of Agriculture showed larger-than-expected supplies.  In the foods markets, coffee and sugar prices declined sharply following reports of favorable growing conditions in Brazil, a condition likely to increase future supplies.

Metals:  Gold and silver markets rallied nearly 6% and 12%, respectively, on increased demand for dollar-hedging assets.  Turmoil in the Middle East played a role in driving precious metals higher.  In the base metals markets, copper prices rose due to data which showed Chinese inventories declined.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at www.grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended June 30, 2014

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$7,287,961	$6,683,229
Change In Unrealized Income (Loss)	-2,911,335	-14,563,989
Brokerage Commission	-169,878	-834,420
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-289,403	-2,138,510
Change in Accrued Commission	14,648	23,148
Net Trading Income (Loss)	3,931,993	-10,830,542

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$85,137	$427,388
Interest, Other	3,378	147,399
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	4,020,508	-10,255,755

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	326,527	835,438
Operating Expenses	74,105	491,630
Organization and Offering Expenses	86,113	570,955
Brokerage Expenses	1,528,704	10,073,413
Dividend Expenses	0	0
Total Expenses	2,015,449	11,971,436

Net Income (Loss)	$2,005,059	-$22,227,191

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$350,655,185	$447,372,009
Additions	741,300	2,243,700
Net Income (Loss)	2,005,059	-22,227,191
Redemptions	-27,276,586	-101,263,560
Balance at June 30, 2014	$326,124,958	$326,124,958

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$1,112.706	14,162.69444	$15,758,915	0.56%	-4.87%
B	$928.960	179,815.73934	$167,041,677	0.53%	-5.15%
Legacy 1	$827.685	3,397.80851	$2,812,315	0.72%	-3.84%
Legacy 2	$814.256	1,947.83828	$1,586,038	0.70%	-3.95%
Global 1	$804.621	6,667.38682	$5,364,720	0.76%	-3.67%
Global 2	$792.287	10,405.04943	$8,243,785	0.74%	-3.78%
Global 3	$721.225	173,756.55189	$125,317,507	0.60%	-4.60%

To the best of my knowledge and belief the information contained herein is accurate and complete.
___________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership